UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: April 2018 (Report No. 3)

Commission file number: 001- 38041

THERAPIX BIOSCIENCES LTD.

(Translation of registrant’s name into English)

4 Ariel Sharon Street

HaShahar Tower, 16th Floor

Givatayim 5320047, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

On April 24, 2018, the board of directors of Therapix Biosciences Ltd. (the “Company”) appointed Oz Adler as the Company’s Chief Financial Officer. Mr. Adler had previously served as the Company’s VP Finance from March 2017 until April 24, 2018 and as the Company’s Controller commencing in September 2017. From 2012 until September 2017, Mr. Adler was employed as a certified public accountant at Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global. Mr. Adler has experience in a wide variety of managerial, financial, tax and accounting. Mr. Adler holds a B.A. degree in Accounting and Business management from The College of Management, Israel.

Mr. Adler has an existing employment agreement with the Company pursuant to which his annual salary is approximately $103,000. In connection with his appointment as Chief Financial Officer, Mr. Adler’s annual salary will be increased to approximately $120,000.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Therapix Biosciences Ltd. (Registrant)

By	/s/ Ascher Shmulewitz
Name:	Ascher Shmulewitz, M.D, Ph.D.
Title:	Chief Executive Officer

Date: April 27, 2018

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